Exhibit 12.2

MACK-CALI REALTY, L.P.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.’s ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the five years ended December 31, 2016 were as follows:

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
EARNINGS:
ADD:
Income (loss) from continuing operations before noncontrolling interest and equity in earnings from unconsolidated joint ventures	$111,506	$(138,880)	$33,814	$(87,359)	$33,477
Fixed charges (see calculation below)	114,705	119,403	128,483	136,721	126,516
Amortization of capitalized interest	3,165	2,774	2,440	2,154	1,981
Distributed income of unconsolidated joint ventures	6,120	5,644	11,213	8,485	3,990
SUBTRACT:
Capitalized interest	(19,316)	(16,217)	(15,470)	(12,885)	(4,342)
TOTAL EARNINGS	$216,180	$(27,276)	$160,480	$47,116	$161,622

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$94,889	$103,051	$112,878	$123,701	$122,039
Capitalized interest	19,316	16,217	15,470	12,885	4,342
Interest portion (33 percent) of ground rents on land leases	500	135	135	135	135
TOTAL FIXED CHARGES	$114,705	$119,403	$128,483	$136,721	$126,516

Preferred stock dividends	—	—	—	—	—
TOTAL COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	$114,705	$119,403	$128,483	$136,721	$126,516

RATIO OF EARNINGS TO FIXED CHARGES	1.9	(a)	1.2	(a)	1.3
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	1.9	(b)	1.2	(b)	1.3

(a) Deficiency of earnings to cover fixed charges		$(146,679)		$(89,605)
(b) Deficiency of earnings to cover combined fixed charges and preferred security dividends		$(146,679)		$(89,605)